January 10, 2020

David M. Epstein
Chief Executive Officer
Black Diamond Therapeutics, Inc.
139 Main Street
Cambridge, MA 02142

       Re: Black Diamond Therapeutics, Inc.
           Registration Statement on Form S-1
           Filed January 3, 2020
           File No. 333-235789

Dear Dr. Epstein:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Risk factors
Risks related to this offering and ownership of our common stock
Our bylaws to be effective upon the consummation of this offering , page 82

1. Please revise here to clarify that this provision does not apply to any causes of action arising under the Securities Act.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration
 David M. Epstein
Black Diamond Therapeutics, Inc.
January 10, 2020
Page 2

statement.

       You may contact Sasha Parikh at 202-551-3627 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071 with any other questions.



FirstName LastNameDavid M. Epstein                     Sincerely,
Comapany NameBlack Diamond Therapeutics, Inc.
                                                       Division of Corporation
Finance
January 10, 2020 Page 2                                Office of Life Sciences
FirstName LastName